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                         EXHIBIT 11.1 COMPUTATIONS OF NET INCOME PER SHARE.

                    AVANT! CORPORATION AND SUBSIDIARIES

              STATEMENTS RE: COMPUTATIONS OF INCOME PER SHARE

               (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                               YEARS ENDED        SIX MONTHS
                                               DECEMBER 31,     ENDED JUNE 30,
                                           -------------------- ---------------
                                            1993   1994   1995   1995    1996
                                           ------ ------ ------ ------- -------
Common shares outstanding (weighted aver-
 age)....................................   6,560  9,393 16,525  15,521  18,311
Common stock equivalents (using the trea-
 sury stock method):
 Stock Options and Awards (weighted
  average)...............................     308    364  1,078   1,322   1,715
 Pursuant to Staff Accounting Bulletin
  No. 83(A)..............................     496    496    496     --      --
 Preferred Stock.........................   4,678  4,678    --      --      --
                                           ------ ------ ------ ------- -------
Total(B).................................  12,042 14,931 18,099  16,843  20,026
                                           ====== ====== ====== ======= =======
Net income...............................  $1,319 $2,279 $6,235 $ 3,698 $ 7,226
                                           ====== ====== ====== ======= =======
Net income per common share(C)...........  $ 0.11 $ 0.15 $ 0.34 $  0.22 $  0.36
                                           ====== ====== ====== ======= =======

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(A) Treated as if outstanding for all periods presented.

(B) Total of all common stock and equivalents.

(C) Equal to income dividend by (B).